Exhibit 99.1

Boqii Kicked Off the 2020 Singles Day Global Shopping Festival with a Strong Start

--RMB107.2 Million (US$16.0 Million) GMV Sold for The First 3 Days

-2020 Singles Day Global Shopping Festival -

SHANGHAI, China, November 9, 2020 (PRN Newswire) -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced early strong results for the first sales window of the 2020 Singles Day global shopping festival. In the first sales period (November 1 to November 3) of the festival, Boqii generated RMB107.2 million (~US$16.0 million) of gross merchandise volume (GMV).1

To fully capitalize on the overwhelming popularity of the Singles Day global shopping day, this year’s festival offers two shopping windows, namely November 1 to November3 and the day of November 11.

As a leading pet-focused platform in China, Boqii has been constantly innovating in order to identify and address rapidly changing consumer trends. Boqii seeks to seize growth opportunities in the pet market with new ideas and initiatives to provide more exposure for its brand partners, allowing them to provide better products and services to consumers. The strong early results in this year’s shopping festival demonstrate the growing demand for pet products and increasing brand awareness for Boqii itself.

2020 Singles Day Global Shopping Festival Highlights (From November 1 to November 32)

•	Total GMV of RMB107.2 million (~US$16.0 million)

•	Over 299 brands participating in the festival

•	87 new popular brands compared to last year, including Natural Balance and Nutrience

•	63 brands surpassed sales from last year’s festival, with 39 brands doubling their sales compared to sales recorded from last year’s festival, including Omega Plus, GO!, Zeal, Nutram Number, Bayer Advocate and IRIS

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is China's leading pet-focused platform. We are the leading destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private labels, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community also provides an informative and interactive content platform for users to share their knowledge and love for pets.

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1 Please refer to the Boqii’s Prospectus dated September 29, 2020 for the definition of GMV. For the purpose of this Press Release, GMV excludes GMV of products sold by Xingmu. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors. Our financial results will be released when we announce Q3 earnings.

2 The period from 0:00, November 1, 2020 to 24:00, November 3, 2020.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6957 to US$1.00, the central parity rate announced by the People’s Bank of China on November 3, 2019.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: julia@blueshirtgroup.com